Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited
阿里巴巴集團控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

ANNOUNCEMENT OF THE MARCH QUARTER 2026 RESULTS AND
FISCAL YEAR 2026 ANNUAL RESULTS

The board of directors (the “Board”) of Alibaba Group Holding Limited (“Alibaba Group” or the “company”) is pleased to announce that the unaudited consolidated results of the company, its subsidiaries and consolidated entities (the “Group”) for the three months and the fiscal year ended March 31, 2026 (the “Annual Results”). The Group’s Annual Results have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this results announcement, “we,” “us,” and “our” refer to the company and where the context otherwise requires, the Group.

“Alibaba’s full-stack AI investments have progressed from incubation to commercialization at scale. This quarter, we achieved accelerated breakthroughs across models, cloud infrastructure, and applications,” said Eddie Wu, Chief Executive Officer of Alibaba Group. “Cloud Intelligence Group’s external revenue growth accelerated to 40%, with AI-related products accounting for 30% of this revenue. Our Qwen LLM demonstrated leadership in reasoning and coding while we strengthened our multimodal model portfolio with the launch of video generation and world models. As we see massive potential for agentic AI, we launched multiple enterprise AI agents for office and coding use cases, and we fully integrated e-commerce capabilities into the consumer-facing Qwen app, deepening synergies between AI and our consumer ecosystem.”

“Our strategic investments continued to translate into business growth. Cloud Intelligence Group’s revenue continued to accelerate, with AI-related product revenue achieving triple-digit growth for the eleventh consecutive quarter. China e-commerce customer management revenue grew 8% on a like-for-like basis. The unit economics and average order value of quick commerce steadily improved. We are confident in our business outlook and will continue to invest in AI + Cloud to strengthen our competitive advantages,” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2026:

•	Revenue was RMB243,380 million (US$35,283 million), an increase of 3% year-over-year. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 11% year-over-year.

•	Customer management revenue increased by 1% year-over-year. Excluding the contra revenue impact from the new business development program, customer management revenue on a like-for-like basis would have grown by 8% year-over-year.

•	Loss from operations was RMB848 million (US$123 million), compared to an income from operations of RMB28,465 million in the same quarter of 2025, primarily due to the decrease in adjusted EBITA. Adjusted EBITA, a non-GAAP measurement, decreased 84% year-over-year to RMB5,102 million (US$740 million), primarily attributable to the investment in technology businesses, quick commerce and user experiences, partly offset by the improved operating results supported by continued growth in customer management service and Cloud business, as well as enhanced operating efficiencies across various businesses.

•	Net income attributable to ordinary shareholders was RMB25,476 million (US$3,693 million). Net income was RMB23,502 million (US$3,407 million), an increase of 96% year-over-year, primarily attributable to the year-over-year increase in net gain from mark-to-market changes of our equity investments, and disposal losses of Sun Art and Intime in the same quarter last year, partly offset by the decrease in adjusted EBITA. Non-GAAP net income in the quarter ended March 31, 2026 was RMB86 million (US$12 million), a decrease of 100% compared to RMB29,847 million in the same quarter of 2025.

•	Diluted earnings per ADS was RMB10.36 (US$1.50). Diluted earnings per share was RMB1.30 (US$0.19 or HK$1.47). Non-GAAP diluted earnings per ADS was RMB0.62 (US$0.09), a decrease of 95% year-over-year. Non-GAAP diluted earnings per share was RMB0.08 (US$0.01 or HK$0.09), a decrease of 95% year-over-year.

•	Net cash provided by operating activities was RMB9,410 million (US$1,364 million), a decrease of 66% compared to RMB27,520 million in the same quarter of 2025. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB17,300 million (US$2,508 million), compared to an inflow of RMB3,743 million in the same quarter of 2025. The decrease in free cash flow was mainly attributed to the investment in quick commerce, user acquisition of Qwen app and increase in our cloud infrastructure expenditure. As of March 31, 2026, our cash and other liquid investments(1) were RMB520,824 million (US$75,504 million).

In the fiscal year ended March 31, 2026:

•	Revenue was RMB1,023,670 million (US$148,401 million), an increase of 3% year-over-year. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 11% year-over-year.

•	Customer management revenue increased by 5% year-over-year. Excluding the contra revenue impact from the new business development program, customer management revenue on a like-for-like basis would have grown by 7% year-over-year.

•	Income from operations was RMB50,150 million (US$7,270 million), a decrease of 64% year-over-year, primarily due to the decrease in adjusted EBITA and increase in impairment of goodwill, partly offset by the decrease in one-time provisions and non-cash share-based expenses. Adjusted EBITA, a non-GAAP measurement, decreased 56% year-over-year to RMB76,416 million (US$11,078 million), primarily attributable to the investment in quick commerce, user experiences, and technology businesses, partly offset by the improved operating results supported by continued growth in customer management service and Cloud business, as well as enhanced operating efficiencies across various businesses.

•	Net income attributable to ordinary shareholders was RMB105,904 million (US$15,353 million). Net income was RMB102,127 million (US$14,805 million), a decrease of 19% year-over-year, primarily attributable to the decrease in income from operations, partly offset by the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025. Non-GAAP net income in fiscal year 2026 was RMB60,658 million (US$8,794 million), a decrease of 62% compared to RMB158,122 million in fiscal year 2025.

•	Diluted earnings per ADS was RMB44.00 (US$6.38). Diluted earnings per share was RMB5.50 (US$0.80 or HK$6.23). Non-GAAP diluted earnings per ADS was RMB26.80 (US$3.89), a decrease of 59% year-over-year. Non-GAAP diluted earnings per share was RMB3.35 (US$0.49 or HK$3.79), a decrease of 59% year-over-year.

•	Net cash provided by operating activities was RMB76,213 million (US$11,049 million), a decrease of 53% compared to RMB163,509 million in fiscal year 2025. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB46,609 million (US$6,757 million), compared to an inflow of RMB73,870 million in fiscal year 2025. The decrease in free cash flow was mainly attributed to the investment in quick commerce and increase in our cloud infrastructure expenditure. As of March 31, 2026, our cash and other liquid investments(1) were RMB520,824 million (US$75,504 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

(1)	Cash and other liquid investments represent cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use.

BUSINESS AND STRATEGIC UPDATES

Consumption Businesses

Alibaba China E-commerce Group

We are prioritizing the integration of AI capabilities with our e-commerce applications to enhance the experiences for both consumers and merchants. On the consumer side, we integrated Taobao and Tmall e-commerce service into the Qwen app, thereby expanding Qwen’s user reach and adding a brand new AI-driven experience for our Taobao and Tmall customers. Additionally, the Taobao app launched the Qwen Shopping Assistant, an AI agent providing end-to-end assistance across the entire shopping journey, including idea generation, product discovery, in-sale support, order management, and post-purchase services. For merchants, we rolled out Wukong, our AI-native enterprise agent that integrates advanced agentic capabilities into workflow to bring efficiency to merchant operations.

To help merchants grow their businesses and increase willingness to spend on our platform, we upgraded our business development program for select merchants during the quarter, under which the level of platform subsidies for these merchants is directly tied to their marketing spend on our platform. For accounting purposes, such subsidies previously recorded as sales and marketing expenses are now recorded as a contra revenue item to customer management revenue (CMR). Accordingly, CMR grew 1% year-over-year during the quarter. Excluding the contra revenue impact from the program, on a like-for-like basis, CMR would have grown 8% year-over-year.

Our quick commerce business remained focused on scaling the business while improving unit economics, with increasing focus on high-value food orders and non-food categories. The quick commerce business further improved unit economics, and increased average order value quarter-over-quarter primarily driven by order mix optimization.

The number of 88VIP members, our highest spending consumer group, continued to increase by double digits year-over-year, surpassing 62 million. We remain focused on the retention of 88VIP members through enhanced value proposition to our most valued customers.

Alibaba International Digital Commerce Group (“AIDC”)

During the quarter, AIDC narrowed loss significantly year-over-year, approaching break-even, driven by a combination of logistics optimization and operating efficiency. The unit economics of the AliExpress’ Choice business continued to improve substantially on a sequential basis. We aim to diversify and enrich our product offerings by leveraging the supply chain advantages of the Alibaba ecosystem. AliExpress’ “Brand+” program further accelerated brand onboarding, and the penetration of quarterly transacting consumers for “Brand+” surpassed 30% during the quarter.

Our international wholesale platform, Alibaba.com, continued to broaden adoption of its AI-powered tools among merchants. In addition to our established AI sourcing agent Accio, we also launched Accio Work, an agentic business platform designed to handle the full operating lifecycle of global small and medium-sized businesses beyond sourcing alone, aiming to significantly lower the entry barrier for cross-border commerce and enhance operational efficiency.

AI + Cloud Businesses

Cloud Intelligence Group

For the quarter ended March 31, 2026, revenue from Cloud Intelligence Group was RMB41,626 million (US$6,035 million), a 38% increase from the same quarter last year. Notably, the year-over-year growth of revenue from external customers accelerated to 40%. This momentum was primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products. AI-related product revenue continued to show strong momentum, achieving RMB8,971 million and delivering the eleventh consecutive quarter of triple-digit year-over-year growth.

Alibaba Cloud continues to onboard more customers to our comprehensive AI + cloud products and services, including high-performance networking, distributed storage, cloud operating system, and services for model training and inference. We are executing our strategy to lead China’s AI cloud market through our comprehensive full-stack AI capabilities across AI models, AI cloud infrastructure, and orchestration software that manages heterogeneous chip clusters, including our own proprietary inference chips.

During the quarter, we focused on executing our Model-as-a-Service (MaaS) strategy. As we observed rapidly increasing demand for MaaS, we launched a diverse portfolio of offerings on our MaaS platform Model Studio tailored to users ranging from individual developers to large enterprises. This comprises an expanded lineup of state-of-the-art models such as Qwen3.6-Plus, enterprise solutions with flexible Token Plans, and a growing suite of agents including Wukong, Meoo, and industry-specific agents. As a result, the customer base for Model Studio grew by eight-fold year-over-year as of March 2026.

Model

We continue to push the boundaries of AI capabilities through deep innovation, and we achieved significant breakthroughs in model intelligence recently through a series of new model launches within our large language and multimodal model portfolio.

In March, we introduced Qwen3.6-Plus which delivered significant all-round performance gains, with particularly notable improvements in coding and agentic programming. It achieves state-of-the-art results across front-end web development and complex repository-level tasks. Qwen3.6-Plus also features enhanced multimodal perception and reasoning, and a native context window of up to 1 million tokens, while further improving stability and reliability.

Complementing the Qwen family, we are also advancing specialized models including HappyOyster, a world model enabling real-time creation and interaction, and HappyHorse, a multimodal model for video generation. The commercialization of both models is currently being rolled out in phases.

Chip Design – T-Head

T-Head Semiconductor Co., Ltd. (“T-Head”), our chip design subsidiary, has achieved widespread industrial application of its proprietary AI chips, with the automotive sector serving as a leading example of large-scale adoption. Over 100,000 Zhenwu PPUs have been deployed on Alibaba Cloud’s public cloud platform, with more than 30 leading automakers and autonomous driving companies leveraging the chips for intelligent driving R&D. The Zhenwu chips, together with Alibaba Cloud and Qwen models, form a fully integrated technology stack that significantly accelerates both training and inference efficiency.

Dividends

Our board of directors has approved an annual regular cash dividend for fiscal year 2026 in the amount of US$0.13125 per ordinary share or US$1.05 per ADS, payable in U.S. dollars, to holders of ordinary shares and holders of ADSs, as of the close of business on June 11, 2026, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend will be approximately US$2.5 billion. As at the date hereof, the company does not hold any treasury shares whether in the Central Clearing and Settlement System, or otherwise.

For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on June 11, 2026, Hong Kong Time. The payment date is expected to be on or around July 6, 2026 for holders of ordinary shares and on or around July 13, 2026 for holders of ADSs.

MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2025	2026			YoY %
	RMB	RMB		US$	Change
	(in millions, except percentages and per share amounts)
Revenue	236,454	243,380		35,283	3%

Income (Loss) from operations	28,465 (2)	(848	)(2)	(123)	N/A
Operating margin	12%	0%
Adjusted EBITDA(1)	41,783	16,435		2,383	(61	)%(2)
Adjusted EBITDA margin(1)	18%	7%
Adjusted EBITA(1)	32,616	5,102		740	(84	)%(2)
Adjusted EBITA margin(1)	14%	2%

Net income	11,973	23,502		3,407	96	%(3)
Net income attributable to ordinary shareholders	12,382	25,476		3,693	106	%(3)
Non-GAAP net income(1)	29,847	86		12	(100	)%(2)

Diluted earnings per share(4)	0.65	1.30		0.19	101	%(3)(5)
Diluted earnings per ADS(4)	5.17	10.36		1.50	101	%(3)(5)
Non-GAAP diluted earnings per share(1)(4)	1.57	0.08		0.01	(95	)%(2)(5)
Non-GAAP diluted earnings per ADS(1)(4)	12.52	0.62		0.09	(95	)%(2)(5)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decreases were primarily attributable to the investment in technology businesses, quick commerce and user experiences, partly offset by the improved operating results supported by continued growth in customer management service and Cloud business, as well as enhanced operating efficiencies across various businesses.

(3)	The year-over-year increases were primarily attributable to the year-over-year increase in net gain from mark-to-market changes of our equity investments, and disposal losses of Sun Art and Intime in the same quarter last year, partly offset by the decrease in adjusted EBITA, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(4)	Each ADS represents eight ordinary shares.

(5)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

MARCH QUARTER SEGMENT RESULTS

Revenue for the quarter ended March 31, 2026 was RMB243,380 million (US$35,283 million), an increase of 3% year-over-year compared to RMB236,454 million in the same quarter of 2025. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 11% year-over-year.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2025	2026		YoY %
	RMB	RMB	US$	Change
	(in millions, except percentages)
Alibaba China E-commerce Group:
E-commerce
- Customer management	72,180	73,024	10,586	1%
- Direct sales, logistics and others(2)	24,665	23,268	3,373	(6)%
	96,845	96,292	13,959	(1)%
Quick commerce(3)	12,715	19,988	2,898	57%
China commerce wholesale	5,788	5,940	861	3%
Total Alibaba China E-commerce Group	115,348	122,220	17,718	6%

Alibaba International Digital Commerce Group:
International commerce retail	27,603	28,917	4,192	5%
International commerce wholesale	5,976	6,512	944	9%
Total Alibaba International Digital Commerce Group	33,579	35,429	5,136	6%

Cloud Intelligence Group	30,127	41,626	6,035	38%
All others(4)	83,276	65,459	9,490	(21)%
Unallocated	446	641	93
Inter-segment elimination	(26,322)	(21,995)	(3,189)
Consolidated revenue	236,454	243,380	35,283	3%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and value-added services.

(3)	Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4)	All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services. The decrease was primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo and Amap.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Three months ended March 31,
	2025	2026		YoY %
	RMB	RMB	US$	Change(3)
	(in millions, except percentages)
Alibaba China E-commerce Group	39,742	24,010	3,481	(40)%
Alibaba International Digital Commerce Group	(3,574)	(138)	(20)	96%
Cloud Intelligence Group	2,420	3,796	550	57%
All others	(3,413)	(21,160)	(3,067)	(520)%
Unallocated(2)	(2,030)	(788)	(114)
Inter-segment elimination	(529)	(618)	(90)
Consolidated adjusted EBITA	32,616	5,102	740	(84)%
Less: Non-cash share-based compensation expense	(2,781)	(2,708)	(393)
Less: Amortization and impairment of intangible assets, and others	(1,370)	(3,242)	(470)
Income (Loss) from operations	28,465	(848)	(123)	N/A

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba China E-commerce Group

(i)	Segment revenue

•	E-commerce Business

Revenue from our E-commerce business in the quarter ended March 31, 2026 was RMB96,292 million (US$13,959 million), a decrease of 1% compared to RMB96,845 million in the same quarter of 2025.

Customer management revenue increased by 1% year-over-year. Excluding the contra revenue impact from the new business development program, customer management revenue on a like-for-like basis would have grown by 8% year-over-year.

Direct sales, logistics and others revenue under E-commerce business in the quarter ended March 31, 2026 was RMB23,268 million (US$3,373 million), a decrease of 6% compared to RMB24,665 million in the same quarter of 2025, primarily due to the decrease in revenue from certain direct sales businesses.

•	Quick Commerce Business

Revenue from our Quick commerce business in the quarter ended March 31, 2026 was RMB19,988 million (US$2,898 million), an increase of 57% compared to RMB12,715 million in the same quarter of 2025, mainly due to order growth as a result of the rollout of “Taobao Instant Commerce” at the end of April 2025.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2026 was RMB5,940 million (US$861 million), an increase of 3% compared to RMB5,788 million in the same quarter of 2025, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Alibaba China E-commerce Group adjusted EBITA decreased by 40% to RMB24,010 million (US$3,481 million) in the quarter ended March 31, 2026, compared to RMB39,742 million in the same quarter of 2025, primarily due to the investment in quick commerce, user experiences, and technology, while there is positive contribution from customer management service.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended March 31, 2026 was RMB28,917 million (US$4,192 million), an increase of 5% compared to RMB27,603 million in the same quarter of 2025, comprising the revenue increase contributed by AliExpress and other international businesses, and partly offset by the revenue decrease of Lazada. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended March 31, 2026 was RMB6,512 million (US$944 million), an increase of 9% compared to RMB5,976 million in the same quarter of 2025, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB138 million (US$20 million) in the quarter ended March 31, 2026, compared to a loss of RMB3,574 million in the same quarter of 2025, primarily due to significant improvement in AliExpress’ operating efficiency, and enhanced efficiencies across various businesses.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB41,626 million (US$6,035 million) in the quarter ended March 31, 2026, an increase of 38% compared to RMB30,127 million in the same quarter of 2025. Overall revenue from external customers increased by 40% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 57% to RMB3,796 million (US$550 million) in the quarter ended March 31, 2026, compared to RMB2,420 million in the same quarter of 2025, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB65,459 million (US$9,490 million) in the quarter ended March 31, 2026, a decrease of 21% compared to RMB83,276 million in the same quarter of 2025, primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo and Amap.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended March 31, 2026 was a loss of RMB21,160 million (US$3,067 million), compared to a loss of RMB3,413 million in the same quarter of 2025, primarily due to the increased investment in technology businesses (including investment in user acquisition of Qwen app), partly offset by the improved operating results of other businesses.

MARCH QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended March 31,					% of
	2025		2026			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	145,626	61.6%	159,392	23,107	65.5%	3.9%
Product development expenses	14,934	6.3%	18,957	2,748	7.8%	1.5%
Sales and marketing expenses	36,179	15.3%	53,415	7,744	21.9%	6.6%
General and administrative expenses	10,331	4.4%	9,949	1,442	4.1%	(0.3)%
Amortization and impairment of intangible assets	833	0.4%	2,605	378	1.1%	0.7%
Total costs and expenses	207,903		244,318	35,419

Share-based compensation expense:
Cost of revenue	417	0.2%	487	70	0.2%	0.0%
Product development expenses	1,538	0.7%	1,247	181	0.5%	(0.2)%
Sales and marketing expenses	654	0.3%	352	51	0.1%	(0.2)%
General and administrative expenses	826	0.3%	1,006	146	0.4%	0.1%
Total share-based compensation expense(1)	3,435		3,092	448

Costs and expenses excluding share-based compensation expense:
Cost of revenue	145,209	61.4%	158,905	23,037	65.3%	3.9%
Product development expenses	13,396	5.7%	17,710	2,567	7.3%	1.6%
Sales and marketing expenses	35,525	15.0%	53,063	7,693	21.8%	6.8%
General and administrative expenses	9,505	4.0%	8,943	1,296	3.7%	(0.3)%
Amortization and impairment of intangible assets	833	0.4%	2,605	378	1.1%	0.7%
Total costs and expenses excluding share-based compensation expense	204,468		241,226	34,971

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the quarter ended March 31, 2026 was RMB159,392 million (US$23,107 million), or 65.5% of revenue, compared to RMB145,626 million, or 61.6% of revenue, in the same quarter of 2025. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 61.4% in the quarter ended March 31, 2025 to 65.3% in the quarter ended March 31, 2026, primarily driven by the growth in our cloud and technology businesses, and our expansion in quick commerce businesses, partly offset by the disposal of Sun Art and Intime.

Product development expenses – Product development expenses in the quarter ended March 31, 2026 were RMB18,957 million (US$2,748 million), or 7.8% of revenue, compared to RMB14,934 million, or 6.3% of revenue, in the same quarter of 2025. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5.7% in the quarter ended March 31, 2025 to 7.3% in the quarter ended March 31, 2026, primarily due to investments in our research and development personnel and other technology infrastructure costs.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended March 31, 2026 were RMB53,415 million (US$7,744 million), or 21.9% of revenue, compared to RMB36,179 million, or 15.3% of revenue, in the same quarter of 2025. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 15.0% in the quarter ended March 31, 2025 to 21.8% in the quarter ended March 31, 2026, primarily attributable to the investment in quick commerce business and user acquisition of Qwen app.

General and administrative expenses – General and administrative expenses in the quarter ended March 31, 2026 were RMB9,949 million (US$1,442 million), or 4.1% of revenue, compared to RMB10,331 million, or 4.4% of revenue, in the same quarter of 2025. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4.0% in the quarter ended March 31, 2025 to 3.7% in the quarter ended March 31, 2026.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2026 was RMB3,092 million (US$448 million), compared to RMB3,435 million in the same quarter of 2025.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended March 31,
	2025	2026		YoY %
	RMB	RMB	US$	Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	2,712	2,297	333	(15)%
Others(2)	723	795	115	10%
Total share-based compensation expense(3)	3,435	3,092	448	(10)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in the quarter ended March 31, 2026 compared to the same quarter of 2025. The decrease was primarily due to the decrease in the number of awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended March 31, 2026 was RMB2,605 million (US$378 million), an increase of 213% from RMB833 million in the same quarter of 2025, primarily due to the impairment of intangible assets relating to our business within Alibaba China E-commerce Group.

Income (Loss) from operations and operating margin

Loss from operations in the quarter ended March 31, 2026 was RMB848 million (US$123 million), compared to an income from operations of RMB28,465 million, or 12% of revenue, in the same quarter of 2025, primarily due to the decrease in adjusted EBITA.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 61% year-over-year to RMB16,435 million (US$2,383 million) in the quarter ended March 31, 2026, compared to RMB41,783 million in the same quarter of 2025. Adjusted EBITA decreased 84% year-over-year to RMB5,102 million (US$740 million) in the quarter ended March 31, 2026, compared to RMB32,616 million in the same quarter of 2025, primarily attributable to the investment in technology businesses, quick commerce and user experiences, partly offset by the improved operating results supported by continued growth in customer management service and Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “March Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2026 was a gain of RMB33,823 million (US$4,903 million), compared to a loss of RMB7,516 million in the same quarter of 2025, primarily due to the year-over-year increase in net gain from mark-to-market changes of our equity investments, and disposal losses of Sun Art and Intime in the same quarter last year.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended March 31, 2026 was RMB623 million (US$91 million), an increase of 3015% compared to RMB20 million in the same quarter of 2025.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2026 were RMB7,170 million (US$1,040 million), compared to RMB6,854 million in the same quarter of 2025.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended March 31, 2026 was a loss of RMB685 million (US$99 million), compared to a profit of RMB354 million in the same quarter of 2025. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended March 31,
	2025	2026
	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	1,763	375	55
- Others	(981)	(198)	(29)
Impairment loss	(43)	(9)	(1)
Others(1)	(385)	(853)	(124)
Total	354	(685)	(99)

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group reflected its increased investments in new growth initiatives, including user growth, and technologies.

Net income and Non-GAAP net income

Our net income in the quarter ended March 31, 2026 was RMB23,502 million (US$3,407 million), compared to RMB11,973 million in the same quarter of 2025, primarily attributable to the year-over-year increase in net gain from mark-to-market changes of our equity investments, and the disposal losses of Sun Art and Intime in the same quarter last year, partly offset by the decrease in adjusted EBITA.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the quarter ended March 31, 2026 was RMB86 million (US$12 million), a decrease of 100% compared to RMB29,847 million in the same quarter of 2025, primarily attributable to the investment in technology businesses, quick commerce and user experiences, partly offset by the improved operating results supported by continued growth in customer management service and Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended March 31, 2026 was RMB25,476 million (US$3,693 million), compared to RMB12,382 million in the same quarter of 2025, primarily attributable to the year-over-year increase in net gain from mark-to-market changes of our equity investments, and the disposal losses of Sun Art and Intime in the same quarter last year, partly offset by the decrease in adjusted EBITA.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended March 31, 2026 was RMB10.36 (US$1.50), compared to RMB5.17 in the same quarter of 2025. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended March 31, 2026 was RMB0.62 (US$0.09), a decrease of 95% compared to RMB12.52 in the same quarter of 2025.

Diluted earnings per share in the quarter ended March 31, 2026 was RMB1.30 (US$0.19 or HK$1.47), compared to RMB0.65 in the same quarter of 2025. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the quarter ended March 31, 2026 was RMB0.08 (US$0.01 or HK$0.09), a decrease of 95% compared to RMB1.57 in the same quarter of 2025.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Net cash provided by operating activities and free cash flow

During the quarter ended March 31, 2026, net cash provided by operating activities was RMB9,410 million (US$1,364 million), a decrease of 66% compared to RMB27,520 million in the same quarter of 2025. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB17,300 million (US$2,508 million), compared to an inflow of RMB3,743 million in the same quarter of 2025. The decrease in free cash flow was mainly attributed to the investment in quick commerce, user acquisition of Qwen app and increase in our cloud infrastructure expenditure. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash provided by investing activities

During the quarter ended March 31, 2026, net cash provided by investing activities of RMB9,704 million (US$1,407 million) primarily reflected net decrease in short-term investments and other treasury investments by RMB30,750 million (US$4,458 million), net cash inflow of RMB6,294 million (US$912 million) from investment and acquisition activities, partly offset by capital expenditures of RMB26,887 million (US$3,898 million).

Net cash used in financing activities

During the quarter ended March 31, 2026, net cash used in financing activities of RMB15,002 million (US$2,175 million) primarily reflected cash used in acquisition of additional equity interests in non-wholly owned subsidiaries of RMB14,691 million (US$2,130 million).

Employees

As of March 31, 2026, we had a total of 131,462 employees, compared to 128,197 as of December 31, 2025.

FULL FISCAL YEAR SUMMARY FINANCIAL RESULTS

	Year ended March 31,
	2025	2026		YoY %
	RMB	RMB	US$	Change
	(in millions, except percentages and per share amounts)
Revenue	996,347	1,023,670	148,401	3%

Income from operations	140,905	50,150	7,270	(64	)%(2)
Operating margin	14%	5%
Adjusted EBITDA(1)	202,325	113,483	16,452	(44	)%(2)
Adjusted EBITDA margin(1)	20%	11%
Adjusted EBITA(1)	173,065	76,416	11,078	(56	)%(2)
Adjusted EBITA margin(1)	17%	7%

Net income	125,976	102,127	14,805	(19	)%(3)
Net income attributable to ordinary shareholders	129,470	105,904	15,353	(18	)%(3)
Non-GAAP net income(1)	158,122	60,658	8,794	(62	)%(2)

Diluted earnings per share(4)	6.70	5.50	0.80	(18	)%(3)(5)
Diluted earnings per ADS(4)	53.59	44.00	6.38	(18	)%(3)(5)
Non-GAAP diluted earnings per share(1)(4)	8.18	3.35	0.49	(59	)%(2)(5)
Non-GAAP diluted earnings per ADS(1)(4)	65.41	26.80	3.89	(59	)%(2)(5)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decreases were primarily attributable to the investment in quick commerce, user experiences, and technology businesses, partly offset by the improved operating results supported by continued growth in customer management service and Cloud business, as well as enhanced operating efficiencies across various businesses.

(3)	The year-over-year decreases were primarily attributable to the decrease in income from operations, partly offset by the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(4)	Each ADS represents eight ordinary shares.

(5)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

FULL FISCAL YEAR SEGMENT RESULTS

Revenue for fiscal year 2026 was RMB1,023,670 million (US$148,401 million), an increase of 3% year-over-year compared to RMB996,347 million in fiscal year 2025. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 11% year-over-year.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Year ended March 31,
	2025	2026		YoY %
	RMB	RMB	US$	Change
	(in millions, except percentages)
Alibaba China E-commerce Group:
E-commerce
- Customer management	326,769	343,867	49,850	5%
- Direct sales, logistics and others(2)	103,722	105,518	15,297	2%
	430,491	449,385	65,147	4%
Quick commerce(3)	53,588	78,520	11,383	47%
China commerce wholesale	24,301	26,312	3,815	8%
Total Alibaba China E-commerce Group	508,380	554,217	80,345	9%

Alibaba International Digital Commerce Group:
International commerce retail	108,465	117,731	17,067	9%
International commerce wholesale	23,835	26,439	3,833	11%
Total Alibaba International Digital Commerce Group	132,300	144,170	20,900	9%

Cloud Intelligence Group	118,028	158,132	22,924	34%
All others(4)	338,347	254,367	36,876	(25)%
Unallocated	1,924	2,340	339
Inter-segment elimination	(102,632)	(89,556)	(12,983)
Consolidated revenue	996,347	1,023,670	148,401	3%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and value-added services.

(3)	Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4)	All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services. The decrease was primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Year ended March 31,
	2025	2026		YoY %
	RMB	RMB	US$	Change(3)
	(in millions, except percentages)
Alibaba China E-commerce Group	193,223	107,509	15,586	(44)%
Alibaba International Digital Commerce Group	(15,137)	(2,051)	(297)	86%
Cloud Intelligence Group	10,556	14,265	2,068	35%
All others	(9,499)	(35,737)	(5,181)	(276)%
Unallocated(2)	(4,337)	(5,150)	(747)
Inter-segment elimination	(1,741)	(2,420)	(351)
Consolidated adjusted EBITA	173,065	76,416	11,078	(56)%
Less: Non-cash share-based compensation expense	(13,970)	(11,180)	(1,621)
Less: Amortization and impairment of intangible assets	(6,336)	(5,079)	(736)
Less: Impairment of goodwill, and others	(11,854)	(10,007)	(1,451)
Income from operations	140,905	50,150	7,270	(64)%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba China E-commerce Group

(i)	Segment revenue

•	E-commerce Business

Revenue from our E-commerce business in fiscal year 2026 was RMB449,385 million (US$65,147 million), an increase of 4% compared to RMB430,491 million in fiscal year 2025.

Customer management revenue increased by 5% year-over-year, primarily driven by the improvement of take rate year-over-year. Excluding the contra revenue impact from the new business development program, customer management revenue on a like-for-like basis would have grown by 7% year-over-year.

Direct sales, logistics and others revenue under E-commerce business in fiscal year 2026 was RMB105,518 million (US$15,297 million), an increase of 2% compared to RMB103,722 million in fiscal year 2025, primarily driven by the increase in revenue from logistics services and value-added services, partly offset by the decrease in revenue from certain direct sales businesses.

•	Quick Commerce Business

Revenue from our Quick commerce business in fiscal year 2026 was RMB78,520 million (US$11,383 million), an increase of 47% compared to RMB53,588 million in fiscal year 2025, mainly due to order growth as a result of the rollout of “Taobao Instant Commerce” at the end of April 2025.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2026 was RMB26,312 million (US$3,815 million), an increase of 8% compared to RMB24,301 million in fiscal year 2025, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Alibaba China E-commerce Group adjusted EBITA decreased by 44% to RMB107,509 million (US$15,586 million) in fiscal year 2026, compared to RMB193,223 million in fiscal year 2025, primarily due to the investment in quick commerce, user experiences, and technology, while there is positive contribution from customer management service.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2026 was RMB117,731 million (US$17,067 million), an increase of 9% compared to RMB108,465 million in fiscal year 2025, primarily driven by the increase in revenue contributed by AliExpress and other international businesses, and partly offset by the revenue decrease of Lazada. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2026 was RMB26,439 million (US$3,833 million), an increase of 11% compared to RMB23,835 million in fiscal year 2025, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB2,051 million (US$297 million) in fiscal year 2026, compared to a loss of RMB15,137 million in fiscal year 2025, primarily due to significant improvement in AliExpress’ operating efficiency, and enhanced efficiencies across various businesses.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB158,132 million (US$22,924 million) in fiscal year 2026, an increase of 34% compared to RMB118,028 million in fiscal year 2025. Overall revenue from external customers increased by 33% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 35% to RMB14,265 million (US$2,068 million) in fiscal year 2026, compared to RMB10,556 million in fiscal year 2025, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB254,367 million (US$36,876 million) in fiscal year 2026, a decrease of 25% compared to RMB338,347 million in fiscal year 2025, primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in fiscal year 2026 was a loss of RMB35,737 million (US$5,181 million), compared to a loss of RMB9,499 million in fiscal year 2025, primarily due to the increased investment in technology businesses, partly offset by the improved results of Hujing Digital Media and Entertainment Group and other businesses.

FULL FISCAL YEAR OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Year ended March 31,					% of
	2025		2026			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	598,285	60.0%	616,136	89,321	60.2%	0.2%
Product development expenses	57,151	5.7%	66,533	9,645	6.5%	0.8%
Sales and marketing expenses	144,021	14.5%	245,023	35,521	23.9%	9.4%
General and administrative expenses	44,239	4.4%	33,082	4,796	3.2%	(1.2)%
Amortization and impairment of intangible assets	6,336	0.6%	5,079	736	0.5%	(0.1)%
Impairment of goodwill	6,171	0.6%	9,515	1,380	0.9%	0.3%
Total costs and expenses	856,203		975,368	141,399

Share-based compensation expense:
Cost of revenue	2,162	0.2%	2,023	293	0.2%	0.0%
Product development expenses	6,700	0.7%	6,016	872	0.6%	(0.1)%
Sales and marketing expenses	2,137	0.2%	2,321	337	0.2%	0.0%
General and administrative expenses	4,578	0.5%	4,461	647	0.4%	(0.1)%
Total share-based compensation expense(1)	15,577		14,821	2,149

Costs and expenses excluding share-based compensation expense:
Cost of revenue	596,123	59.8%	614,113	89,028	60.0%	0.2%
Product development expenses	50,451	5.1%	60,517	8,773	5.9%	0.8%
Sales and marketing expenses	141,884	14.2%	242,702	35,184	23.7%	9.5%
General and administrative expenses	39,661	4.0%	28,621	4,149	2.8%	(1.2)%
Amortization and impairment of intangible assets	6,336	0.6%	5,079	736	0.5%	(0.1)%
Impairment of goodwill	6,171	0.6%	9,515	1,380	0.9%	0.3%
Total costs and expenses excluding share-based compensation expense	840,626		960,547	139,250

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in fiscal year 2026 was RMB616,136 million (US$89,321 million), or 60.2% of revenue, compared to RMB598,285 million, or 60.0% of revenue, in fiscal year 2025. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 59.8% in fiscal year 2025 to 60.0% in fiscal year 2026, primarily driven by our expansion in quick commerce business, and the growth in our cloud and technology businesses, partly offset by the disposal of Sun Art and Intime businesses, improvement in monetization and operating efficiency.

Product development expenses – Product development expenses in fiscal year 2026 were RMB66,533 million (US$9,645 million), or 6.5% of revenue, compared to RMB57,151 million, or 5.7% of revenue, in fiscal year 2025. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5.1% in fiscal year 2025 to 5.9% in fiscal year 2026.

Sales and marketing expenses – Sales and marketing expenses in fiscal year 2026 were RMB245,023 million (US$35,521 million), or 23.9% of revenue, compared to RMB144,021 million, or 14.5% of revenue, in fiscal year 2025. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 14.2% in fiscal year 2025 to 23.7% in fiscal year 2026, primarily attributable to the investment in user experiences of Alibaba China E-commerce Group and user acquisition of Qwen app.

General and administrative expenses – General and administrative expenses in fiscal year 2026 were RMB33,082 million (US$4,796 million), or 3.2% of revenue, compared to RMB44,239 million, or 4.4% of revenue, in fiscal year 2025. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4.0% in fiscal year 2025 to 2.8% in fiscal year 2026, primarily due to a one-time provision for the shareholder class action lawsuits in fiscal year 2025 and our enhanced cost control measures.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in fiscal year 2026 was RMB14,821 million (US$2,149 million), compared to RMB15,577 million in fiscal year 2025.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2025	2026		YoY %
	RMB	RMB	US$	Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	11,121	9,146	1,326	(18)%
Others(2)	4,456	5,675	823	27%
Total share-based compensation expense(3)	15,577	14,821	2,149	(5)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in fiscal year 2026 compared to fiscal year 2025. The decrease was primarily due to the decrease in the number of awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

23

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in fiscal year 2026 was RMB5,079 million (US$736 million), a decrease of 20% from RMB6,336 million in fiscal year 2025, primarily due to the full amortization of certain intangible assets, partly offset by the increase in impairment.

Impairment of goodwill – Impairment of goodwill in fiscal year 2026 was RMB9,515 million (US$1,380 million), an increase of 54% from RMB6,171 million in fiscal year 2025, both of which are related to All others segment.

Income from operations and operating margin

Income from operations in fiscal year 2026 was RMB50,150 million (US$7,270 million), or 5% of revenue, a decrease of 64% compared to RMB140,905 million, or 14% of revenue, in fiscal year 2025, primarily due to the decrease in adjusted EBITA and increase in impairment of goodwill, partly offset by the decrease in one-time provisions and non-cash share-based expenses.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 44% year-over-year to RMB113,483 million (US$16,452 million) in fiscal year 2026, compared to RMB202,325 million in fiscal year 2025. Adjusted EBITA decreased 56% year-over-year to RMB76,416 million (US$11,078 million) in fiscal year 2026, compared to RMB173,065 million in fiscal year 2025, primarily attributable to the investment in quick commerce, user experiences, and technology businesses, partly offset by the improved operating results supported by continued growth in customer management service and Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “Full Fiscal Year Segment Results” above.

Interest and investment income, net

Interest and investment income, net in fiscal year 2026 was RMB87,512 million (US$12,687 million), an increase of 322% compared to RMB20,759 million in fiscal year 2025, primarily due to the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in fiscal year 2026 was RMB1,518 million (US$220 million), a decrease of 55% compared to RMB3,387 million in fiscal year 2025, primarily due to the increase in net exchange loss, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

24

Income tax expenses

Income tax expenses in fiscal year 2026 were RMB30,045 million (US$4,356 million), compared to RMB35,445 million in fiscal year 2025.

Share of results of equity method investees

Share of results of equity method investees in fiscal year 2026 was RMB2,785 million (US$404 million), a decrease of 53% compared to RMB5,966 million in fiscal year 2025. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Year ended March 31,
	2025	2026
	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	12,648	5,048	732
- Others	(2,276)	1,624	235
Impairment loss	(2,723)	(15)	(2)
Others(1)	(1,683)	(3,872)	(561)
Total	5,966	2,785	404

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly attributable to the increase in investments in new growth initiatives, including user growth, and technologies.

Net income and Non-GAAP net income

Our net income in fiscal year 2026 was RMB102,127 million (US$14,805 million), compared to RMB125,976 million in fiscal year 2025, primarily attributable to the decrease in income from operations, partly offset by the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in fiscal year 2026 was RMB60,658 million (US$8,794 million), a decrease of 62% compared to RMB158,122 million in fiscal year 2025, primarily attributable to the investment in quick commerce, user experiences, and technology businesses, partly offset by the improved operating results supported by continued growth in customer management service and Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

25

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2026 was RMB105,904 million (US$15,353 million), compared to RMB129,470 million in fiscal year 2025, primarily attributable to the decrease in income from operations, partly offset by the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in fiscal year 2026 was RMB44.00 (US$6.38), compared to RMB53.59 in fiscal year 2025. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in fiscal year 2026 was RMB26.80 (US$3.89), a decrease of 59% compared to RMB65.41 in fiscal year 2025.

Diluted earnings per share in fiscal year 2026 was RMB5.50 (US$0.80 or HK$6.23), compared to RMB6.70 in fiscal year 2025. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in fiscal year 2026 was RMB3.35 (US$0.49 or HK$3.79), a decrease of 59% compared to RMB8.18 in fiscal year 2025.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of March 31, 2026, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use, were RMB520,824 million (US$75,504 million), compared to RMB597,132 million as of March 31, 2025. Other treasury investments consist of fixed deposits, certificates of deposit and marketable debt securities with original maturities over one year for treasury purposes. The decrease of RMB76,308 million during the year ended March 31, 2026, was primarily due to (i) free cash flow outflow of RMB46,609 million (US$6,757 million), (ii) dividend payment of RMB33,732 million (US$4,890 million), (iii) acquisition of additional equity interests in non-wholly owned subsidiaries of RMB16,768 million (US$2,431 million), (iv) effect of exchange rate changes of RMB13,375 million (US$1,939 million) mainly due to the depreciation of the U.S. dollar against Renminbi, partly offset by (v) the net proceeds from issuance of convertible unsecured senior notes and the payments for capped call transactions of RMB20,967 million (US$3,040 million) and (vi) the net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,593 million).

Net cash provided by operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2026 was RMB76,213 million (US$11,049 million), a decrease of 53% compared to RMB163,509 million in fiscal year 2025. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB46,609 million (US$6,757 million), compared to an inflow of RMB73,870 million in fiscal year 2025. The decrease in free cash flow was mainly attributed to the investment in quick commerce and increase in our cloud infrastructure expenditure. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

26

Net cash used in investing activities

During fiscal year 2026, net cash used in investing activities of RMB67,336 million (US$9,762 million) primarily reflected capital expenditures of RMB126,063 million (US$18,275 million), partly offset by a net decrease in short-term investments and other treasury investments by RMB29,548 million (US$4,284 million) and net cash inflow of RMB29,045 million (US$4,211 million) from investment and acquisition activities.

Net cash used in financing activities

During fiscal year 2026, net cash used in financing activities of RMB20,573 million (US$2,983 million), primarily reflected dividend payment of RMB33,732 million (US$4,890 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB16,768 million (US$2,431 million), partly offset by the net proceeds from issuance of convertible unsecured senior notes and the payments for capped call transactions of RMB20,967 million (US$3,040 million) and the net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,593 million).

Employees

As of March 31, 2026, we had a total of 131,462 employees, compared to 124,320 as of March 31, 2025.

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WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Wednesday, May 13, 2026.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10054382-np98b5.html

Chinese: https://s1.c-conf.com/diamondpass/10054384-cn23b5.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10054382; Chinese conference PIN 10054384).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on May 13, 2026 to view the earnings release and accompanying slides prior to the conference call.

ABOUT ALIBABA GROUP

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.8980 to US$1.00, the exchange rate on March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.88295 to HK$1.00, the middle rate on March 31, 2026 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

28

SAFE HARBOR STATEMENTS

This results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, its operating and financial results, return on investments, strategic investments and dispositions and share repurchases, and the business outlook and quotations from management in this results announcement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Alibaba’s ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba’s businesses; risks related to strategic transactions; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; changes to our shareholder return initiatives; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

29

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

30

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	236,454	243,380	35,283	996,347	1,023,670	148,401
Cost of revenue	(145,626)	(159,392)	(23,107)	(598,285)	(616,136)	(89,321)
Product development expenses	(14,934)	(18,957)	(2,748)	(57,151)	(66,533)	(9,645)
Sales and marketing expenses	(36,179)	(53,415)	(7,744)	(144,021)	(245,023)	(35,521)
General and administrative expenses	(10,331)	(9,949)	(1,442)	(44,239)	(33,082)	(4,796)
Amortization and impairment of intangible assets	(833)	(2,605)	(378)	(6,336)	(5,079)	(736)
Impairment of goodwill	–	–	–	(6,171)	(9,515)	(1,380)
Other (losses) gains, net	(86)	90	13	761	1,848	268

Income (Loss) from operations	28,465	(848)	(123)	140,905	50,150	7,270
Interest and investment income, net	(7,516)	33,823	4,903	20,759	87,512	12,687
Interest expense	(2,496)	(2,241)	(325)	(9,596)	(9,793)	(1,420)
Other income, net	20	623	91	3,387	1,518	220

Income before income tax and share of results of equity method investees	18,473	31,357	4,546	155,455	129,387	18,757
Income tax expenses	(6,854)	(7,170)	(1,040)	(35,445)	(30,045)	(4,356)
Share of results of equity method investees	354	(685)	(99)	5,966	2,785	404

Net income	11,973	23,502	3,407	125,976	102,127	14,805
Net loss attributable to noncontrolling interests	586	2,039	296	4,133	1,465	213

Net income attributable to Alibaba Group Holding Limited	12,559	25,541	3,703	130,109	103,592	15,018

(Accretion) Reversal of accretion of mezzanine equity	(177)	(65)	(10)	(639)	2,312	335

Net income attributable to ordinary shareholders	12,382	25,476	3,693	129,470	105,904	15,353

Earnings per share attributable to ordinary shareholders(1)
Basic	0.67	1.37	0.20	6.89	5.70	0.83
Diluted	0.65	1.30	0.19	6.70	5.50	0.80

Earnings per ADS attributable to ordinary shareholders(1)
Basic	5.36	10.97	1.59	55.12	45.63	6.61
Diluted	5.17	10.36	1.50	53.59	44.00	6.38

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	18,487	18,579		18,791	18,568
Diluted	19,153	19,319		19,318	19,235

(1)	Each ADS represents eight ordinary shares.

31

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2025	2026
	RMB	RMB	US$
	(in millions)
Net income	125,976	102,127	14,805

Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized losses, net of tax	(512)	(16,256)	(2,356)
- Share of other comprehensive income (loss) of equity method investees:
Change in unrealized gains (losses)	239	(319)	(46)
- Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	82	(238)	(35)
Other comprehensive loss	(191)	(16,813)	(2,437)

Total comprehensive income	125,785	85,314	12,368
Total comprehensive loss attributable to noncontrolling interests	4,183	2,765	401
Total comprehensive income attributable to ordinary shareholders	129,968	88,079	12,769

32

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	145,487	131,530	19,068
Short-term investments	228,826	155,310	22,515
Restricted cash and escrow receivables	43,781	42,038	6,094
Equity securities and other investments	53,780	30,054	4,357
Prepayments, receivables and other assets	202,175	251,837	36,509
Total current assets	674,049	610,769	88,543

Equity securities and other investments	356,818	449,942	65,228
Prepayments, receivables and other assets	83,431	94,996	13,772
Investment in equity method investees	210,169	206,803	29,980
Property and equipment, net	203,348	282,699	40,983
Intangible assets, net	20,911	16,983	2,462
Goodwill	255,501	247,378	35,862
Total assets	1,804,227	1,909,570	276,830

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	22,562	28,224	4,092
Income tax payable	11,638	10,630	1,541
Accrued expenses, accounts payable and other liabilities	332,537	359,893	52,173
Merchant deposits	274	236	34
Deferred revenue and customer advances	68,335	77,415	11,223
Total current liabilities	435,346	476,398	69,063

33

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
	(in millions)
Deferred revenue	4,536	4,885	708
Deferred tax liabilities	48,454	46,060	6,678
Non-current bank borrowings	49,909	47,450	6,879
Non-current unsecured senior notes	122,398	117,485	17,032
Non-current convertible unsecured senior notes	35,834	55,861	8,098
Non-current exchangeable bonds	–	10,976	1,591
Other liabilities	17,644	24,185	3,506
Total liabilities	714,121	783,300	113,555

Commitments and contingencies

Mezzanine equity	11,713	7,845	1,137

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	381,379	385,086	55,826
Treasury shares at cost	(36,329)	(36,141)	(5,239)
Statutory reserves	15,936	16,628	2,410
Accumulated other comprehensive income (loss)	3,393	(13,070)	(1,895)
Retained earnings	645,478	708,382	102,694

Total shareholders’ equity	1,009,858	1,060,886	153,796
Noncontrolling interests	68,535	57,539	8,342

Total equity	1,078,393	1,118,425	162,138

Total liabilities, mezzanine equity and equity	1,804,227	1,909,570	276,830

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ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	27,520	9,410	1,364	163,509	76,213	11,049
Net cash (used in) provided by investing activities	(39,547)	9,704	1,407	(185,415)	(67,336)	(9,762)
Net cash used in financing activities	(4,102)	(15,002)	(2,175)	(76,215)	(20,573)	(2,983)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(569)	(1,063)	(154)	965	(4,004)	(580)

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(16,698)	3,049	442	(97,156)	(15,700)	(2,276)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	205,966	170,519	24,720	286,424	189,268	27,438

Cash and cash equivalents, restricted cash and escrow receivables at end of period	189,268	173,568	25,162	189,268	173,568	25,162

35

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	11,973	23,502	3,407	125,976	102,127	14,805
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	7,516	(33,823)	(4,903)	(20,759)	(87,512)	(12,687)
Interest expense	2,496	2,241	325	9,596	9,793	1,420
Other income, net	(20)	(623)	(91)	(3,387)	(1,518)	(220)
Income tax expenses	6,854	7,170	1,040	35,445	30,045	4,356
Share of results of equity method investees	(354)	685	99	(5,966)	(2,785)	(404)
Income (Loss) from operations	28,465	(848)	(123)	140,905	50,150	7,270
Non-cash share-based compensation expense	2,781	2,708	393	13,970	11,180	1,621
Amortization and impairment of intangible assets	833	2,605	378	6,336	5,079	736
Impairment of goodwill, and others	537	637	92	11,854	10,007	1,451
Adjusted EBITA	32,616	5,102	740	173,065	76,416	11,078
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	9,167	11,333	1,643	29,260	37,067	5,374
Adjusted EBITDA	41,783	16,435	2,383	202,325	113,483	16,452

36

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	11,973	23,502	3,407	125,976	102,127	14,805
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	2,781	2,708	393	13,970	11,180	1,621
Amortization and impairment of intangible assets	833	2,605	378	6,336	5,079	736
Loss (Gain) on deemed disposals/disposals/revaluation of investments	12,306	(30,827)	(4,469)	(8,764)	(74,416)	(10,788)
Impairment of goodwill and investments, and others	897	2,161	313	22,435	17,746	2,573
Tax effects(1)	1,057	(63)	(10)	(1,831)	(1,058)	(153)

Non-GAAP net income	29,847	86	12	158,122	60,658	8,794

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

37

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	12,382	25,476	3,693	129,470	105,904	15,353
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(82)	(86)	(12)	(300)	(410)	(59)
Adjustments for interest expense attributable to convertible unsecured senior notes	70	82	12	235	309	45
Dilution effect on earnings arising from assumed exchange of exchangeable bonds	–	(453)	(66)	–	–	–
Net income attributable to ordinary shareholders – diluted	12,370	25,019	3,627	129,405	105,803	15,339
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	17,610	(23,513)	(3,409)	28,535	(41,365)	(5,997)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	29,980	1,506	218	157,940	64,438	9,342

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	19,153	19,319		19,318	19,235

Diluted earnings per share(2)(3)	0.65	1.30	0.19	6.70	5.50	0.80

Non-GAAP diluted earnings per share(2)(4)	1.57	0.08	0.01	8.18	3.35	0.49

Diluted earnings per ADS(2)(3)	5.17	10.36	1.50	53.59	44.00	6.38

Non-GAAP diluted earnings per ADS(2)(4)	12.52	0.62	0.09	65.41	26.80	3.89

(1)	Non-GAAP adjustments exclude the attributions to the noncontrolling interests for computing non-GAAP diluted earnings per share/ADS. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before taking into account the dilutive impact and excluding the attributions to the noncontrolling interests).

(2)	Each ADS represents eight ordinary shares.

(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

38

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	27,520	9,410	1,364	163,509	76,213	11,049
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(23,993)	(26,588)	(3,854)	(84,278)	(122,021)	(17,689)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	–	(874)	(127)	–	(874)	(127)
Less: Changes in the buyer protection fund deposits	216	752	109	(5,361)	73	10

Free cash flow	3,743	(17,300)	(2,508)	73,870	(46,609)	(6,757)

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NOTES TO THE FINANCIAL INFORMATION

Basis of presentation

Our unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. There were no significant changes to our significant accounting policies from the audited consolidated financial statements for the preceding fiscal year, except that the accounting policies relating to borrowings and derivatives and hedging were updated as a result of the issuance of exchangeable bonds. The adoption of the accounting standard updates did not have a material impact on the financial position, results of operations and cash flows.

Revenue

Revenue by type is as follows:

	Year ended March 31,
	2025	2026
	RMB	RMB
	(in millions)
Customer management services	424,877	459,917
Membership fees and value-added services	46,613	47,638
Logistics services	123,379	139,864
Cloud services	84,517	112,077
Sales of goods	274,276	227,747
Other revenue	42,685	36,427
	996,347	1,023,670

Income tax expenses

Composition of income tax expenses is as follows:

	Year ended March 31,
	2025	2026
	RMB	RMB
	(in millions)
Current income tax expense	35,071	32,573
Deferred taxation	374	(2,528)
	35,445	30,045

Dividends

A two-part dividend in the total amount of US$0.25 per ordinary share or US$2.00 per ADS comprised of (i) an annual dividend for the fiscal year ended March 31, 2025 of US$0.13125 per ordinary share or US$1.05 per ADS, and (ii) a one-time extraordinary dividend of US$0.11875 per ordinary share or US$0.95 per ADS, was declared on May 15, 2025.

An annual dividend for the fiscal year ended March 31, 2026 of US$0.13125 per ordinary share or US$1.05 per ADS was declared on May 13, 2026.

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NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

Earnings per share/ADS

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2025	2026
	RMB	RMB
	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	129,470	105,904
Dilution effect on earnings arising from equity-settled share-based awards operated by equity method investees and subsidiaries	(300)	(410)
Adjustments for interest expense attributable to convertible unsecured senior notes	235	309
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	129,405	105,803

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	18,791	18,568
Adjustments for dilutive RSUs and share options (million shares)	200	200
Adjustments for convertible unsecured senior notes (million shares)	327	467
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	19,318	19,235

Net income per ordinary share — basic (RMB)	6.89	5.70
Net income per ordinary share — diluted (RMB)	6.70	5.50

Earnings per ADS
Net income per ADS — basic (RMB)	55.12	45.63
Net income per ADS — diluted (RMB)	53.59	44.00

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NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

Aging analysis

Accounts receivable

The aging analysis of the accounts receivable, net of allowance based on billing date is as follows:

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
0-3 months	25,172	28,422
3-6 months	3,078	3,315
6-12 months	1,775	2,947
Over 1 year	627	870
Accounts receivable, net of allowance	30,652	35,554

Accounts payable

The aging analysis of the accounts payable based on billing date is as follows:

	As of March 31,
	2025	2026
	RMB	RMB
	(in millions)
0-3 months	52,019	58,025
3-6 months	3,990	7,503
6-12 months	846	3,906
Over 1 year	1,346	2,160
Accounts payable	58,201	71,594

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Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB163,509 million and RMB76,213 million of cash from operating activities for the year ended March 31, 2025 and 2026, respectively. As of March 31, 2026, we had cash and cash equivalents, short-term investments and other treasury investments of RMB520,824 million that are unrestricted for withdrawal and use. Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposit, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposit and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to five years.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

In July 2025, we issued zero coupon exchangeable bonds due 2032 by reference to the ordinary shares of our subsidiary, Alibaba Health Information Technology Limited, that are listed on the Hong Kong Stock Exchange, for an aggregate principal amount of approximately HK$12 billion. We intend to use the net proceeds from the offering of the exchangeable bonds for general corporate purposes, including investments to support the development of our cloud infrastructure and international commerce businesses. We are not subject to any financial covenant or other significant operating covenants under the exchangeable bonds.

In September 2025, we issued zero coupon convertible unsecured senior notes due 2032 for an aggregate principal amount of approximately US$3.2 billion. We intend to use the net proceeds from the offering of the convertible unsecured senior notes for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. We are not subject to any financial covenant or other significant operating covenants under the convertible unsecured senior notes.

We have made a series of amendments to our syndicated loan facility. Following the partial repayment of US$830 million in January 2025, the size of the US$4.0 billion syndicated loan was reduced to US$3.17 billion. In September 2025, we amended the loan facility and reduced the pricing terms to Secured Overnight Financing Rate (“SOFR”) plus 66 basis points. Effective in November 2025, the facility was restructured as a revolving credit facility with ancillary facility arrangement. The drawdowns are permitted in both U.S. dollars and Hong Kong dollars, and RMB is also permitted for ancillary facility. The expiration date of the facility was extended to September 30, 2028, with an option to further extend to September 30, 2030. The interest rate of the credit facility is 66 basis points over SOFR or Hong Kong Interbank Offered Rate (“HIBOR”), and the margin will be 81 basis points for the optional extension period. In December 2025, we repaid the outstanding balance of US$3.17 billion under the revolving credit facility. As of March 31, 2026, we had a total outstanding borrowing amount of RMB3.9 billion (US$0.6 billion) under the ancillary facility arrangement by way of short-term loan facilities and unutilised commitment of approximately US$2.6 billion.

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In September 2025, we amended the terms of a US$6.5 billion revolving credit facility agreement. The size of the credit facility was amended to US$3.33 billion and the utilization currency was also amended from U.S. dollar only to both U.S. dollar and Hong Kong dollar. The interest rate of the credit facility was adjusted to SOFR or HIBOR plus 66 basis points. The expiration date of the credit facility was extended to September 30, 2028, with an option to further extend to September 30, 2030 and the margin will be 81 basis points for the optional extension period. We have not yet drawn down this facility.

We monitor the Group’s financial health and liquidity position by reviewing its total debts to adjusted EBITDA ratio and total debts to total capital ratio. Our total debts is defined as the sum of bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds. Our total debts to adjusted EBITDA ratio is calculated by dividing total debts by adjusted EBITDA for the last twelve months. Our total debts to total capital ratio is calculated by dividing total debts by total capital. Total capital is calculated as total equity plus total debts. The Group’s total debts to adjusted EBITDA ratio was 1.14 and 2.29 as at March 31, 2025 and 2026, respectively. The Group's total debts to total capital ratio was 17.62% and 18.86% as at March 31, 2025 and 2026, respectively.

SIGNIFICANT INVESTMENTS

Our significant investment consists of Ant Group. Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants in China and across the world. As of March 31, 2026, our equity interest in Ant Group on a fully diluted basis was 33%. During the year ended March 31, 2026, dividend received from Ant Group amounted to RMB3,293 million.

We did not hold any other significant investments as of March 31, 2026.

MATERIAL ACQUISITIONS AND DISPOSALS

Our material acquisitions and disposals of subsidiaries, associates and joint ventures in the year ended March 31, 2026 are set forth below.

In May 2025, we agreed to sell 85% of the equity interest in Trendyol GO, a wholly-owned subsidiary of Trendyol that operates local service business in Türkiye. The cash consideration for the disposal is approximately US$0.7 billion (RMB5 billion). The disposal was completed during the year ended March 31, 2026.

As at the date of this results announcement, the Group did not have detailed future plans for material investments.

PLEDGE OF ASSETS

Certain of the Group’s bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC, receivables and other treasury investments with carrying values of RMB30,213 million and RMB19,975 million, as of March 31, 2025 and 2026, respectively. In addition, certain of the Group's payables are collateralized by a pledge of certain short-term investments and other treasury investments with carrying values of RMB3,697 million and RMB4,091 million as of March 31, 2025 and 2026, respectively.

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FOREIGN EXCHANGE RISK

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries and regions, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the governments. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

As at March 31, 2026, the Group had no material contingent liabilities.

CAPITAL EXPENDITURE AND CAPITAL COMMITMENT

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and our e-commerce businesses; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In the year ended March 31, 2025 and 2026, our capital expenditures totaled RMB85,972 million and RMB126,063 million, respectively.

The Group’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB45,321 million and RMB54,136 million as of March 31, 2025 and March 31, 2026, respectively.

We recently announced our plan to invest in our cloud and AI infrastructure. Save as disclosed above, as at the date of this results announcement, the Group did not have other detailed future plans for material capital assets.

REMUNERATION POLICY

The Group's remuneration policy and compensation packages are periodically reviewed. Discretionary bonuses and other long-term incentives may be awarded to selected employees based on various factors including but not limited to individual performance and the overall performance of our business. We have established learning and training programs to develop our employees both personally and professionally, helping them to better realize their potential and create value, thereby supporting their long-term career success.

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The company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan, which provides housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits to employees. The relevant labor regulations require the company’s subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. Additionally, we provide commercial health and accidental insurance for our employees. The company’s subsidiaries also formulate their own unique benefit plans and assistance programs tailored to their specific business needs.

The Group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

Share-based awards such as restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights may be granted to any directors, employees and consultants of the Group or affiliated companies under equity incentive plans adopted since the inception of the company.

SUBSEQUENT EVENTS

Save as disclosed in this results announcement, as at the date of this results announcement, there were no significant events that might affect the Group since March 31, 2026.

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY'S LISTED SECURITIES

During the year ended March 31, 2026, our company repurchased a total of 73 million ordinary shares on the New York Stock Exchange for an aggregate consideration of US$1.0 billion.

Details of the ordinary shares repurchased on the New York Stock Exchange are as follows:

	Number of ordinary			Aggregate
	shares underlying	Highest price paid	Lowest price paid	consideration paid
Month of repurchase	ADSs repurchased (1)	(US$)	(US$)	(US$, in millions)
April 2025	30,630,480	16.76	11.97	427
May 2025	13,559,320	16.79	14.02	210
June 2025	11,685,192	15.00	13.92	168
July 2025	11,019,160	15.00	12.96	154
August 2025	5,839,336	15.00	14.52	87
Total	72,733,488			1,046

(1)	Each ADS represents eight ordinary shares.

As of the date of this results announcement, all the ordinary shares repurchased during the year ended March 31, 2026 have been cancelled.

Save as disclosed above, neither our company nor any of our subsidiaries purchased, sold or redeemed any of our company’s securities listed on the Hong Kong Stock Exchange or the New York Stock Exchange (including sale of Treasury Shares) during the year ended March 31, 2026. As of March 31, 2026, our company did not hold any treasury shares as defined in the Hong Kong Listing Rules.

46

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

To the knowledge of the company and our directors, we have complied with all applicable code provisions set out in the Corporate Governance Code (the “Corporate Governance Code”) as set forth in Part 2 of Appendix C1 to the Hong Kong Listing Rules for the fiscal year ended March 31, 2026.

Compliance with the Model Code

We have adopted our own trading guidelines, on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Hong Kong Listing Rules, to regulate, among others, all dealings by directors and relevant employees of securities in the company.

Having made specific enquiry of all directors, all directors confirmed that they have complied with our trading guidelines during the fiscal year ended March 31, 2026.

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REVIEW OF ANNUAL RESULTS

Our audit committee has reviewed our unaudited consolidated annual results for the fiscal year ended March 31, 2026, and has met with the independent auditor of the company, PricewaterhouseCoopers. Our audit committee has also discussed the accounting policies and practices adopted by us, as well as internal control and financial reporting matters with our senior management members.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the consolidated financial statements and related notes to be included in our annual report to shareholders for the fiscal year ended March 31, 2026 is still in progress. The figures in respect of our unaudited consolidated balance sheets, unaudited consolidated income statements, unaudited consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the fiscal year ended March 31, 2026 as set out in this announcement have been agreed by our auditor, PricewaterhouseCoopers, to the amounts set out in our draft consolidated financial statements for the fiscal year. The work performed by our auditor in this respect did not constitute an assurance engagement, and consequently no opinion or assurance has been expressed by our auditor on this announcement.

By order of the Board Alibaba Group Holding Limited Kevin Jinwei ZHANG Secretary

Hong Kong, May 13, 2026

As at the date of this results announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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